Exhibit 23.1




We consent to the inclusion of our report dated March 5, 1999, with respect to the combined balance sheets of Nationwide Auction Systems as of December 31, 1998 and 1997, and the related combined statements of earnings and retained earnings, and cash flows for each of the years in the three year period ended December 31, 1998, which the report appears in the Form 8-K/A of Entrade Inc. dated December 2, 1999.



/s/ KMPG LLP









Woodland Hills, California
December 2, 1999